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                          December 22, 2022

       David Stybr
       Chief Executive Officer
       Livento Group, Inc.
       17 State Street
       New York, NY 10004

                                                        Re: Livento Group, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed December 15,
2022
                                                            File No. 000-56457

       Dear David Stybr:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Form 10-12G/A filed December 15, 2022

       General

   1. We note the updated disclosure in the amendment to the Form 10-12G. As requested in our letter dated
November 30, 2022, we await a comprehensive written response that clearly addresses your
consideration of Rule 3-05 of Regulation S-X and ASC 805. You
                                                        should also provide us
a comprehensive written response to our comments issued on
                                                        October 14, 2022.
 David Stybr
FirstName LastNameDavid   Stybr
Livento Group, Inc.
Comapany22,
December  NameLivento
              2022      Group, Inc.
December
Page 2    22, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding any comment about the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Frank J. Hariton